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04014310

SECURIT〉 ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46906

AM 11-30-2004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECD S.E.C.

NOV 2 6

REPORT FOR THE PERIOD BEGINNING ___10/01/03___ AND ENDING ___09/30/04___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Evergreen Distributor, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Summer Street, Suite 1500
(No. and Street)

Boston   MA   02110
(City)   (State)   (Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Bucher   614-470-8661
                                                 (Area Code – Telephone No.)

PROCESSED

DEC 02 2004

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THOMSON FINANCIAL

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

100 East Broad Street	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be
supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
                         contained in this form are not required to respond unless the form displays
                         a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Bucher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Evergreen Distributor, Inc., as of September 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

DIANE R. WENDEL BAKER
Notary Public, State of Ohio
My Commission Expires 08-20-06

_____
Notary Public

_____
Signature

Financial and Operations Principal
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanations, or the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Form.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Statement of Cash Flows.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Evergreen Distributor, Inc.

(A wholly owned subsidiary of The BISYS Group, Inc.)
Financial Statements and Supplementary
Information Pursuant to Rule 17a-5 of the Securities
Exchange Act of 1934 and Report of Independent
Auditors on Internal Control Pursuant to Securities
and Exchange Commission Rule 17a-5
September 30, 2004



PricewaterhouseCoopers LLP
100 East Broad Street, Suite 2100
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Evergreen Distributor, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and of cash flows that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, present fairly, in all material respects, the financial position of Evergreen Distributor, Inc. (a wholly owned subsidiary of The BISYS Group, Inc.) (the "Company") at September 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 8 and 9 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

November 23, 2004

1

Evergreen Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Financial Condition
September 30, 2004

Assets

Cash and cash equivalents	$	842,638
Investments		2,070
Prepaid expenses		14,073
Total assets	$	858,781

Liabilities and Stockholder's Equity

Liabilities

Accrued expenses	$	5,075
Payable to affiliate		25,719
Total liabilities		30,794

Stockholder's equity

Common stock, par value $1.00; 1,000 shares authorized, 10 shares issued and outstanding	10
Capital in excess of par value	719,990
Retained earnings	107,987
Total stockholder's equity	827,987

Total liabilities and stockholder's equity	$	858,781

The accompanying notes are an integral part of these financial statements.

Evergreen Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Operations
Year Ended September 30, 2004

Revenues

Commissions and underwriting fees	$ 5,424,001
Interest income	9,577
Other income	51,144
Total revenues	5,484,722

Expenses

Commission expense	3,071,994
Marketing expenses	2,353,723
Administrative service fee to affiliate	3,200
Intangibles tax	6,924
Other expenses	63,945
Loss on securities	345
Total expenses	5,500,131
Loss before taxes	(15,409)
Income tax benefit	5,393
Net loss	$ (10,016)

The accompanying notes are an integral part of these financial statements.

Evergreen Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Changes in Stockholder's Equity
Year Ended September 30, 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balances, September 30, 2003	$ 10	$ 719,990	$ 118,003	$ 838,003
Net loss	-	-	(10,016)	(10,016)
Balances, September 30, 2004	$ 10	$ 719,990	$ 107,987	$ 827,987

The accompanying notes are an integral part of these financial statements.

Evergreen Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Cash Flows
Year Ended September 30, 2004

Cash flows from operating activities		
Net loss	$	(10,016)
Adjustments to reconcile net income to net cash provided by operating activities:		
Loss on securities		345
Increase in prepaid expenses		(1,493)
Decrease in receivable from Evergreen		560,030
Increase in accrued expenses		5,075
Decrease in accrued marketing expenses		(944,746)
Increase in payable to affiliate		13,951
Net cash used in operating activities		(376,854)
Cash flows from investing activities		
Sale of investments		506,407
Net cash provided by investing activities		506,407
Net change in cash		129,553
Cash and cash equivalents, September 30, 2003		713,085
Cash and cash equivalents, September 30, 2004	$	842,638

The accompanying notes are an integral part of these financial statements.

1.   Organization

Evergreen Distributor, Inc. (the "Company"), a Delaware corporation, is a wholly owned
subsidiary of The BISYS Group, Inc. ("BISYS"). The Company is registered with the Securities
and Exchange Commission ("SEC") as a broker-dealer and is a member of the National
Association of Securities Dealers, Inc. ("NASD").

Through April 2004, the Company served as distributor and underwriter for Evergreen Mutual
Funds (the "Funds"). Substantially all of the Company's revenues were earned from the Funds.
The Company received distribution fees and commissions from these Funds.

2.   Summary of Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or
less to be cash equivalents.

Investment
Investment includes 300 shares of NASDAQ stock valued at $2,070. The carrying value of the
Company's investment approximates its fair value at September 30, 2004.

Revenue Recognition
Commissions were determined based on a percentage of sales and were accrued monthly.

Revenues from billings to the Funds' sponsor (other income) are accrued when the related services
are incurred.

Intangibles Tax
The intangibles tax represents a net worth based tax paid by financial institutions to the appropriate
states.

Income Taxes
BISYS and its affiliates file a consolidated federal income tax return that includes the Company.
BISYS apportions income tax expense or benefit among all of its affiliates based on their taxable
income or loss, using corporate statutory rates, adjusted for the effect of any temporary differences
of the Company.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally
accepted in the United States of America requires management to make estimates and assumptions
that affect the reported amounts of assets and liabilities and disclosure of contingent assets and
liabilities at the date of the financial statements and the reported amounts of revenue and expenses
during the period. Actual results could differ from those amounts.

3.   **Related Party Transactions**

During the fiscal year ended September 30, 2004, BISYS provided various services to the Company, such as use of office facilities, equipment, personnel and other administrative services. BISYS charges the Company an administrative service fee for these services designed to cover the costs of providing such services. The administrative service fees would not necessarily be the same if an unrelated party provided these services to the Company.

4.   **Net Capital Requirement**

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At September 30, 2004, the Company had net capital under the Rule of $797,427, which was $772,427 in excess of its minimum required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital at September 30, 2004 was .04 to 1.

5.   **Regulatory Compliance**

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k) (1) – all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies, and the Company does not handle customer funds.

Evergreen Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Supplemental Schedule—Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1
September 30, 2004

Total stockholder's equity from statement of financial condition		$ 827,987
Deductions		
Nonallowable assets		
Investments	$ 2,070	
Prepaid expenses	14,073	16,143
Haircut on cash equivalents and investments		14,417
Net capital		797,427
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $25,000)		25,000
Excess net capital		$ 772,427
Total aggregate indebtedness		$ 30,794
Percentage of aggregate indebtedness to net capital		4%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5
There are no material differences between net capital as shown above and the corresponding computation prepared by the Company for inclusion in its unaudited Part IIA FOCUS Report amended filing at September 30, 2004 filed on November 23, 2004.

Evergreen Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Supplemental Schedule—Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Securities and Exchange Commission Rule 15c3-1
September 30, 2004

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies, and the Company does not handle customer funds.



PricewaterhouseCoopers LLP
100 East Broad Street, Suite 2100
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Auditors on Internal Control
Pursuant to Securities and Exchange Commission Rule 17a-5

To the Board of Directors and Stockholder of
Evergreen Distributor, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of
Evergreen Distributor, Inc. (a wholly owned subsidiary of The BISYS Group, Inc.) (the "Company")
for the year ended September 30, 2004, we considered its internal control, including control activities
for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing
our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission ("SEC"), we
have made a study of the practices and procedures followed by the Company, including tests of
compliance with such practices and procedures, that we considered relevant to the objectives stated in
Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under
    Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions
relating to customer securities, we did not review the practices and procedures followed by the
Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the
    recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal
    Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess
    margin securities of customers as required by Rule 15c3-3.

10



The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

November 23, 2004